U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-04267                               February 23, 2004


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

INSTITUTIONAL FIDUCIARY TRUST

Franklin Structured Large Cap Core Equity Fund
Franklin Structured Large Cap Growth Equity Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403









                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/S/ PRICEWATERHOUSECOOPERS LLP
-------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 23, 2004










MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2003 and for.

Based on this the periods indicated evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ JIM GAMBILL
-----------------------------------
JIM GAMBILL
PRINCIPAL EXECUTIVE OFFICER















                                                                    ATTACHMENT I


FUND                                                            PERIOD COVERED
------------------------------------------------------------------------------


Franklin Structured Large Cap
Growth Equity Fund                      June 1, 2003 - July 31, 2003
Franklin Structured Large Cap Core
Equity Fund                             June 1, 2003 - July 31, 2003
Franklin Capital Growth Fund            May 1, 2003 - July 31, 2003
Franklin AGE High Income Fund           March 1, 2003 - July 31, 2003
Franklin Strategic Mortgage Portfolio   May 1, 2003 - July 31, 2003

FRANKLIN CUSTODIAN FUNDS
  U.S. Government Securities Fund       May 1, 2003 - July 31, 2003
  Income Series                         May 1, 2003 - July 31, 2003
  Dyna Tech Series                      May 1, 2003 - July 31, 2003
  Growth Series                         May 1, 2003 - July 31, 2003
  Utilities Series                      May 1, 2003 - July 31, 2003

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
  Templeton Conservative Target Growth  March 1, 2003 - July 31, 2003
  Templeton Moderate Target Fund        March 1, 2003 - July 31, 2003
  Templeton Growth Target Fund          March 1, 2003 - July 31, 2003